Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 28, 2013

ETN+

FI Enhanced Global High Yield ETN

The Barclays ETN+ FI Enhanced Global High Yield ETN (the “ETN”) is designed to provide a leveraged return of a multiple of two times the performance of the MSCI World High Dividend Yield USD Gross Total Return Index (the “Index”) over the term of the ETNs, subject to the rebalancing of the leveraged exposure upon a rebalancing event or early redemption upon an automatic termination event.

The Index is designed to track the performance of large and mid cap stocks (excluding REITS) across 24 developed markets countries tracked by the MSCI World Index (the “Parent Index”) with higher than average dividend yields that are potentially both sustainable and persistent. The Index also incorporates certain screening mechanisms based on certain “quality” characteristics and recent 1-year price performance that seek to exclude stocks with potentially deteriorating fundamentals that may force them to cut or reduce dividends.

Historical Index Performance1

160 MSCI World High Dividend Yield USD Gross TR 140 S&P 500® TR

120 100 80 60 40

May-06 May-07 May-08 May-09 May-10 May-11 May-12

MSCI World High Dividend Yield USD

S&P 500® Total Return Gross Total Return Index

Annualized Returns 5.00% 6.0% Annualized Volatility2 21.8% 23.4% Correlation3 vs. S&P 500® TR 95.8% 100.0% Returns Over Volatility Ratio 0.23 0.26

Leverage Mechanics

The ETN seeks to mitigate the path dependency to underlying Index that daily rebalancing leverage products produce.

•Only rebalances if the Index decreases below a threshold (80% of the index level on inception date, excluding fees).

• Targets a fixed multiple return of the performance of the Index over the term of the ETNs.

On any day, the Leverage Factor provides an indication of the leveraged exposure of the ETN to the Index. For any time period where no rebalancing occurs, the returns of the ETN can be approximated as:

Return on Leverage Factor Index Fees /

Investment = at purchase x Performance—costs

Key Features

ETN Ticker FIGY

Index Sponsor MSCI

Index Ticker MHDYWOUG

Inception Date 5/20/2013

Index Launch Date 5/31/2006

Yearly fee on CIV4 5bps

Yearly fee on long index 0.64% + 3m

amount4 USD LIBOR

Initial Leverage Factor 2

Index weighting by Sector5

Sector Weighting

Health Care 19.98

Financials 17.62

Consumer Staples 14.52

Energy 10.3

Telecommunications Services 9.9

Utilities 8.47

Industrials 7.26

Consumer Discretionary 4.87

Materials 3.87

Information Technology 3.2

Index weighting by Country5

Country Weighting

United States 37.67

United Kingdom 17.62

Switzerland 14.52

Australia 10.3

Canada 9.9

Other

8.47

1. Source: Bloomberg, 5/31/2006—5/15/2013. Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect the investor fee or any other transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.

2. Annualized Volatility is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252.

Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.

3. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.

4. The Yearly Fee represents the cumulative effect of the daily investor fee for each ETN, which will equal (a) the sum of (i) the product of (1) the long index amount on the immediately preceding valuation date times (2) the exposure fee rate plus (ii) 0.05% times the closing indicative note value on the immediately preceding valuation date times (b) the number of calendar days from, but excluding, the immediately preceding valuation date to, and including, the current valuation date divided by (c) 360. In addition, a rebalancing fee will apply upon a rebalancing event, and a settlement charge will apply at maturity or upon holder redemption.

5. Source: MSCI, as of 4/30/2013.

Selected Risk Considerations

An investment in the ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, fi fin nanci ial al, political, regulatory, geographical or judicial event ts s that affect the level of such index or other th fin financi ial al instrument ts s related to such index.

Your Return May Be Affected By Factors Affecting International Security Markets: The international equities underlying certain indices sponsored by MSCI, Inc. may have less liquidity and could be more volatile than the securities traded in the U.S. or other longer-established securities markets. Additional special risks associated with international securities may include less rigorous regulation of securities markets, different accounting and disclosure standards, government interference, higher inflation, and social, economic, and political uncertainties.

Leverage Risk: Because an investment in the ETNs is leveraged, changes in the level of the underlying index will have a greater impact on the payout on the ETNs than on a payout on securities that are not so leveraged. In particular, any decrease in the level of the underlying index will result in a significantly greater decrease in the payment at maturity or upon redemption, and an investor will suffer losses on an investment in the ETNs substantially greater than an investor would if the ETNs did not contain a leverage component.

Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Automatic Redemption: Barclays Bank PLC will automatically redeem the ETNs (in whole only, but not in part) at the specified automatic redemption value if, on any index business day prior to or on the final valuation date, the intraday index level is less than or equal to the automatic termination trigger calculated on the valuation date immediately preceding the beginning of such index business day.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 10,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-888-227-2275 (ext. 2-3430), or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The MSCI indexes are the exclusive property of MSCI, Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The relevant pricing supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2013 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE